As filed with the Securities and Exchange Commission on February 21, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Lennar Corporation

(Name of Subject Company (Issuer), Filer (Offeror))

0.25% Convertible Senior Notes due 2019

(Title of Class of Securities)

783764AS2

(CUSIP Number of Class of Securities)

Mark Sustana

General Counsel and Secretary

Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

David W. Bernstein, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

(212) 813-8800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$267,500,000	$33,304.00

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $267,500,000 principal amount of CalAtlantic Group, Inc.’s 0.25% Convertible Senior Notes due 2019 for a combination of shares of Lennar Class A common stock, shares of Lennar Class B common stock and cash.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,403	Filing Party: Lennar Corporation
Form or Registration No.: 333-221738	Date Filed: November 22, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by Lennar Corporation, a Delaware corporation (“Lennar”) to issue a combination of Lennar Class A common stock, Lennar Class B common stock and cash (the “Modified Conversion Consideration”) upon conversion on or before March 29, 2018 of up to $267,500,000 principal amount of 0.25% Convertible Senior Notes due 2019 (“Notes”) that had been issued by The Ryland Group, Inc., the obligations of which have, as a result of mergers, become obligations of a wholly-owned subsidiary of Lennar that are guaranteed by Lennar. The terms of the Modified Conversion Consideration are described in an Offer of Modified Conversion Consideration and Solicitation of Consents, which is being filed under the Securities Act of 1933, as amended, as a Prospectus Supplement to Registration Statement File No. 333-221738 (the “Prospectus Supplement”).

Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Prospectus Supplement. The Prospectus Supplement is incorporated by reference in this Schedule TO with respect to Items 1 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Prospectus Supplement titled “Summary Term Sheet” is incorporated by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The obligor with respect to the Notes is a wholly-owned subsidiary of Lennar, and Lennar has guaranteed its subsidiary’s obligations with regard to the Notes. Therefore, the subject company is Lennar Corporation, a Delaware corporation. Lennar’s principal executive office is located at 700 Northwest 107th Avenue, Miami, Florida 33172 and its telephone number at that office is (305) 559-4000.

(b) This Schedule TO relates to the offer by Lennar to issue upon conversion of Notes during the period ending on March 29, 2018, instead of the consideration called for by the Supplemental Indenture that governs the Notes, a combination of Lennar Class A and Class B common stock and cash. The outstanding principal amount of Notes on the date of this Schedule TO is $267,500,000.

(c) The Notes are not listed on any national securities exchange and there is no established trading market for the Notes.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The company filing this Schedule TO is Lennar Corporation, a Delaware corporation. Lennar’s principal executive office is located at 700 Northwest 107th Avenue, Miami, Florida 33172. Its principal telephone number at that address is (305) 559-4000.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the sections captioned “Summary Term Sheet” and “The Offer Regarding Modified Merger Consideration—Lennar’s Offer” in the Prospectus Supplement is incorporated by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The Notes were issued under the Ninth Supplemental Indenture, dated as of May 20, 2013 (the “Supplemental Indenture”) to an Indenture dated as of June 28, 1996 (the “Base Indenture” and, together with the together with the Supplemental Indenture, the “Indenture”) between The Ryland Group, Inc. (“Ryland”) and Chemical Bank. On October 1, 2015, Ryland was merged into the the former CalAtlantic Group, Inc. (“Old CalAtlantic”) and Old CalAtlantic assumed the obligations of the issuer under the Indenture. On February 12, 2018, Old CalAtlantic was merged with and into a wholly-owned subsidiary of Lennar (the “Merger”), the Lennar subsidiary assumed Old CalAtlantic’s obligations under the Indenture and the Notes, and Lennar guaranteed its subsidiary’s obligations with regard to the Notes.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in the sections of the Prospectus Supplement captioned “The Offer Regarding Modified Merger Consideration—Lennar’s Offer” and “—Consent to Amend Supplemental Indenture” are incorporated by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Prospectus Supplement captioned “The Offer Regarding Modified Merger Consideration—Source of Funds” is incorporated by reference.

(b) The offer of Modified Merger Consideration is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the section of the Prospectus Supplement captioned “The Offer Regarding Modified Merger Consideration—Interests of Directors, Executive Officers and Affiliates in Notes” is incorporated by reference. To the best of Lennar’s knowledge, no Notes are beneficially owned by any person whose ownership would be required to be disclosed under Item 1008(a) of Regulation M-A.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the section of the Notice of Fundamental Change captioned “Information Regarding the Fundamental Change Purchase Rights — Miscellaneous” is incorporated by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(b) The financial and pro forma information set forth in the Joint Proxy/Prospectus that is part of Registration Statement File No. 333-221738 and the information in Item 6 of Lennar’s Annual Report on Form 10-K filed with the SEC on January 25, 2018 are incorporated by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1)        Not applicable.

(a)(2)        To the best of Lennar’s knowledge after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals that must be obtained in the connection with Lennar’s offer of Modified Conversion Consideration, except that the issuance of Lennar Class A and Class B common stock upon conversion of Notes was registered under the Securities Act of 1933, as amended, in Registration Statement File No, 333-221738, which was declared effective on January 4, 2018.

(a)(3)        Not applicable.

(a)(4)        Not applicable.

(a)(5)        Not applicable.

(c)             Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer of Modified Conversion Consideration and Solicitation of Consents relating to the 0.25% Convertible Senior Notes due 2019 – incorporated by reference to Prospectus Supplement dated February 21, 2018 to Registration Statement File No. 333-221738.

(a)(1)(B)	Joint Proxy Statement/Prospectus dated January 4, 2018 – Incorporated by reference to Registration Statement File No. 333-221738.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Indenture dated as of June 28, 1996, between The Ryland Group, Inc. and Chemical Bank, incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 1 to Registration Statement No. 33-50933, filed by The Ryland Group, Inc. on May 15, 1996.

(d)(2)	Ninth Supplemental Indenture dated as of May 20, 2013, by and among The Ryland Group, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on May 20, 2013 (File No. 001-08029).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

(a)(1)(A)	Offer of Modified Conversion Consideration and Solicitation of Consents relating to the 0.25% Convertible Senior Notes due 2019 – incorporated by reference to Prospectus Supplement dated February 21, 2018 to Registration Statement File No. 333-221738.

(a)(1)(B)	Joint Proxy Statement/Prospectus dated January 4, 2018 – Incorporated by reference to Registration Statement File No. 333-221738.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Indenture dated as of June 28, 1996, between The Ryland Group, Inc. and Chemical Bank, incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 1 to Registration Statement No. 33-50933, filed by The Ryland Group, Inc. on May 15, 1996.

(d)(2)	Ninth Supplemental Indenture dated as of May 20, 2013, by and among The Ryland Group, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on May 20, 2013 (File No. 001-08029).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2018

LENNAR CORPORATION

By:	/s/ Bruce Gross
Name:	Bruce Gross
Title:	Vice President and
Chief Financial Officer